

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Brian Podolak
Chief Executive Officer
Vocodia Holdings Corp
6401 Congress Ave
Boca Raton, FL 33487

> **Re: Vocodia Holdings Corp**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 10, 2024**
> **File No. 333-269489**

Dear Brian Podolak:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Form S-1 filed January 10, 2024

Cover page

1.  You state that you will not consummate this offering unless your listing application is approved. This appears inconsistent with your statement that the price offered by the selling shareholders "will be fixed at the initial public offering price per IPO Share until such time as the Common Stock is listed on the Cboe BZX Exchange, Inc." and that they will sell "at varying prices." Please revise.

2.  It appears that you are registering the resale of 30,000 shares of common stock underlying a representative's warrant. As the representative's warrant has not been issued as of the date that the registration statement was filed, please provide us an analysis as to why you believe that these shares can be registered at this time. For guidance, refer to Question 139.06 of our Compliance and Disclosure Interpretations relating to Securities Act Sections.

<u>Exhibit 23.1, page II-4</u>

3.      Please have your Independent Registered Public Accounting Firm update the date of its consent.

     Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:      Ross Carmel